Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-169119 September 19, 2011

Contact: Kristin Friel

(212) 412 7521

kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays launches additional series of

Inverse iPath® Exchange Traded Notes

New ETNs offer investors a ‘short’ view on volatility of U.S. equity markets

New York, NY (September 19, 2011) – Barclays Bank PLC announced today the launch of a new series of iPath® Exchange Traded Notes (“ETNs”) on the NYSE Arca stock exchange. The iPath® Inverse S&P 500 VIX Short-Term Futures™ ETN (II) are linked to the inverse performance of the S&P 500 VIX Short-Term Futures™ Index Excess Return (the “Index”), and offer investors a ‘short’ view on volatility of U.S. equity markets. The ETNs will be listed on the NYSE Arca stock exchange under the ticker symbol IVOP.

The returns on these new ETNs are calculated in a similar manner to those on the existing iPath® Inverse S&P 500 VIX Short-Term Futures™ ETNs (ticker symbol: XXV) launched on July 16, 2010. The two series of ETNs are both linked to the inverse performance of the Index; however, they have, among other things, different inception dates, issue dates, final valuation dates and maturity dates, and the two series of ETNs are not fungible with one another.

The Index is designed to reflect the returns that are potentially available through an unleveraged investment in short-term futures contracts on the CBOE Volatility Index® (the “VIX Futures”). VIX Futures reflect the implied volatility of the S&P 500® Index, which provides an indication of the pattern of stock price movement in the U.S. equities market. The new series of ETNs is an uncollateralized debt obligation of Barclays Bank PLC with a 10-year maturity.

The prospectus can be found by visiting EDGAR, the SEC website at www.sec.gov, as well as on the product website at www.iPathETN.com.

Barclays Bank PLC is the issuer of iPath ETNs and Barclays Capital Inc. is the issuer’s agent. BlackRock’s broker dealer affiliate, BlackRock Fund Distribution Company, engages in the promotion of iPath ETNs to intermediaries.

About Barclays

Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 147,500 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

BlackRock Fund Distribution Company assists in the promotion of the iPath ETNs.

The ETNs may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of ETNs you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

Selected Risk Considerations

An investment in the ETNs involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any change in the level of the underlying index caused by any daily increase or decrease in the level of such index. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the daily index borrow cost and daily investor fee, you will lose some or all of your investment at maturity or upon redemption, even if the value of the underlying index has decreased. Because the ETNs are subject to fees, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

The Performance of the Underlying Indices are Unpredictable: An investment in the ETNs linked to the inverse performance of the index is subject to risks associated with fluctuations, particularly an increase, in the performance of the underlying index. Because the performance of the index is linked to the inverse performance of the VIX Index, the performance of the index will depend on many factors including, the level of the S&P 500® Index, the prices of options on the S&P 500® Index, and the level of the VIX Index which may change unpredictably, affecting the value of futures contracts on the VIX Index and, consequently, the level of the index. Additional factors that may contribute to fluctuations in the level of the index include prevailing market prices and forward volatility levels of the U.S. stock markets and the equity securities included in the S&P 500® Index, the prevailing market prices of options on the VIX Index, relevant futures contracts on the VIX Index, or any other financial instruments related to the S&P 500® Index and the VIX Index, interest rates, supply and demand in the listed and over-the-counter equity derivative markets as well as hedging activities in the equity-linked structured product markets.

Inverse Exposure to the VIX Index: The value of your ETNs will be linked to the inverse performance of the index, and your ability to benefit inversely from any rise or fall in the level of the VIX Index is limited. The index underlying your ETNs is based upon holding a rolling long position in futures on the VIX Index. These futures will not necessarily track the performance of the VIX Index. Your ETNs may not benefit from decreases in the level of the VIX Index because such decreases will not necessarily cause the level of VIX Index futures to decrease. Accordingly, a hypothetical investment that was linked directly to the inverse performance of the VIX Index could generate a higher return than your ETNs.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock markets, the index components included in the index, and prevailing market prices of options on the index or any other financial instruments related to the index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of the index or other financial instruments related to the index.

Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of or guaranteed by any third party. Any payment to be made on the ETNs, including any payment at maturity or upon redemption, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC will affect the market value, if any, of the ETNs prior to maturity or redemption. In addition, in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the ETNs.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on NYSE Arca, a trading market for the ETNs may not develop and the liquidity of the ETNs may be limited, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You will not receive any interest payments on the ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 50,000 ETNs at one time in order to exercise your right to redeem your ETNs on an optional redemption date. You may only redeem your ETNs on a holder redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Automatic Redemption: Barclays Bank PLC will automatically redeem the ETN (in whole only, but not in part) if, on any valuation date prior to or on the final valuation date, the intraday indicative note value of the ETNs becomes less than or equal to $10.00.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

“Standard & Poor’s®”, “S&P®”, “S&P 500®”, “Standard & Poor’s 500TM” and “S&P 500 VIX Short-Term Futures™” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Barclays Bank PLC. “VIX” is a registered trademark of the Chicago Board Options Exchange, Incorporated (“CBOE”) and has been licensed for use by S&P. The Securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and CBOE make no representation, condition or warranty, express or implied, to the owners of the Securities or any member of the public regarding the advisability of investing in securities generally or in the Securities or in the ability of either index to track market performance.

©2011 Barclays Bank PLC. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. iP-0461-0911

NOT FDIC INSURED — NO BANK GUARANTEE — MAY LOSE VALUE